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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(Dollars in thousands)	December 2, 2012	November 27, 2011	November 28, 2010	November 29, 2009	November 30, 2008
Pre-tax (loss) income from continuing operations	$8,158	$(4,923)	$39,537	$21,479	$55,185
Fixed charges:
Interest expense and amortization of debt discount and financing costs	89,305	87,743	85,617	76,582	56,456
Rental—33%(a)	5,820	5,662	5,671	5,609	5,509
Total fixed charges	95,125	93,405	91,288	82,191	61,965
Earnings before income taxes and fixed charges	103,283	88,482	130,825	103,670	117,150
Ratio of earnings to fixed charges	1.1x	0.9x	1.4x	1.3x	1.9x

(a)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges